BRETT D. WHITE +1 650 843 5191 whitebd@cooley.com	VIA EDGAR AND FEDEX

November 20, 2019
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Ada Sarmento
Joe McCann

Re:	Adamas Pharmaceuticals, Inc.
Registration Statement on Form S-3
Filed November 7, 2019
File No. 333-234570
Dear Ms. Sarmento and Mr. McCann:
On behalf of our client, Adamas Pharmaceuticals, Inc. (the “Company”), we are responding to a comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 20, 2019 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-3 (the “Registration Statement”) filed with the Commission on November 7, 2019.
For the convenience of the Staff, the numbering of the paragraph below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response.
Registration Statement on Form S-3
General

1.
We note that the forum selection provision in Article VII of your Amended and Restated Certificate of Incorporation identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or

COOLEY LLP 3175 HANOVER STREET PALO ALTO, CA 94304-1130
T: (650) 843-5000 F: (650) 849-7400 COOLEY.COM

November 20, 2019

Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
Response: The Company respectfully informs the Staff that the charter provision identified does not apply to actions arising under the Securities Act or the Exchange Act. The Company undertakes to provide the following updated disclosure in the final prospectuses to the Registration Statement:
Choice of Forum
Our amended and restated certificate of incorporation provides that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for: (a) any derivative action or proceeding brought on our behalf; (b) any action asserting a breach of fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders; (c) any action asserting a claim against us arising under the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws; or (d) any action asserting a claim against us that is governed by the internal affairs doctrine. This provision does not apply to actions arising under the Securities Act or the Exchange Act, or any claim for which the federal courts have exclusive jurisdiction.
Further, the Company undertakes to provide the following in future Exchange Act periodic reports with respect to the discussion of the actions for which the Court of Chancery will be the exclusive forum:
This provision does not apply to actions arising under the Securities Act or the Exchange Act, or any claim for which the federal courts have exclusive jurisdiction.
*****
Please contact me at (650) 843-5191 with any questions or further comments regarding the response to the Staff’s comment.
Sincerely,
Cooley LLP

/s/ Brett D. White
Brett D. White

COOLEY LLP 3175 HANOVER STREET PALO ALTO, CA 94304-1130
T: (650) 843-5000 F: (650) 849-7400 COOLEY.COM

November 20, 2019

cc:    Chris Prentiss, Adamas Pharmaceuticals, Inc.
Jennifer Rhodes, Adamas Pharmaceuticals, Inc.

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COOLEY LLP 3175 HANOVER STREET PALO ALTO, CA 94304-1130
T: (650) 843-5000 F: (650) 849-7400 COOLEY.COM